June 15, 2011

Mr. H. Christopher Owings

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Bankrate, Inc. (the “Registrant”)

Registration Statement on Form S-1

Registration File No. 333-173550

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 6, 2011 and June 15, 2011, 3,236 copies of the Preliminary Prospectus dated June 6, 2011 were distributed to prospective underwriters, institutional investors, prospective dealers, and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4 p.m. Washington, D.C. time on Thursday, June 16, 2011, or as soon thereafter as practicable.

Very truly yours, GOLDMAN, SACHS & CO., MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED As representatives of the Prospective Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory